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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

Commission File Number 1-5725

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Quanex Corporation 401 (k) Savings Plan for Hourly Employees

B.
Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Quanex Corporation
  1900 West Loop South, Suite 1500
  Houston, TX 77027

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Quanex Corporation 401(k) Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation 401(k) Savings Plan for Hourly Employees ("the Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP DELOITTE & TOUCHE, LLP

Houston, Texas
June 23, 2004

QUANEX CORPORATION
QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2003	2002
Assets:
Investments at fair value (see Note C)	$25,999,996	$21,172,621
Participant loans	1,146,667	1,021,288
Employee contributions receivable	87,429	83,493
Employer contributions receivable	82,458	80,477

	169,887	163,970

Net assets available for benefits	$27,316,550	$22,357,879

See notes to financial statements.

QUANEX CORPORATION
QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

	DECEMBER 31,
	2003	2002
Investment income:
Interest and dividends	$346,444	$367,417
Net appreciation (depreciation) in fair value of investments (see Note C)	3,610,933	(2,705,641)

	3,957,377	(2,338,224)

Contributions:
Employer (net of forfeitures)	945,575	928,242
Employee	994,951	1,017,638

	1,940,526	1,945,880

Interest on participant loans	71,247	81,590

Total additions	5,969,150	(310,754)

Benefit payments	1,090,240	1,140,070
Administrative fees (see Note D)	7,601	3,529

Total deductions	1,097,841	1,143,599

Transfers of plan assets (see Note G)	87,362	(38,440)

Increase / (decrease) in net assets available for benefits	4,958,671	(1,492,793)
Net assets available for benefits:
Beginning of year	22,357,879	23,850,672

End of year	$27,316,550	$22,357,879

See notes to financial statements.

QUANEX CORPORATION
QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
EIN: 38-1872178; PN 016

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Fidelity	Puritan Fund	$476,731	$504,185
*	Fidelity	Magellan Fund	4,339,873	4,360,903
*	Fidelity	Contrafund	2,218,006	2,431,518
*	Fidelity	Growth & Income Fund	3,848,716	4,000,751
*	Fidelity	Independence Fund	2,239,593	1,925,658
*	Fidelity	Overseas Fund	289,124	291,030
*	Fidelity	Balanced Fund	1,879,651	2,111,493
*	Fidelity	Blue Chip Fund	876,759	770,389
*	Fidelity	Asset Manager Fund	178,415	161,259
*	Fidelity	Low-Priced Stock Fund	442,737	548,496
*	Fidelity	Government Money Market Fund	4,330,710	4,330,710
	Templeton	Foreign Fund	331,141	366,881
	Neuberger & Berman	Partners Trust Fund	76,388	83,614

		Total Mutual Fund Assets	21,527,844	21,886,887
*	Quanex Corporation	Unitized common stock	402,647	707,788
*	Fidelity	Managed Income Portfolio	3,405,321	3,405,321
*	Participant loans	Loan maturing with 1.5—7 years, bearing interest at 5.25% to 9.50%		1,146,667

		Total Investments	$25,335,812	$27,146,663

* Party-in-Interest

QUANEX CORPORATION
401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

A.
DESCRIPTION OF THE PLAN

  The following description of the Quanex Corporation 401(k) Savings Plan for Hourly Employees (the "Plan"), formerly the Nichols 401(k) Savings Plan for Hourly Employees, provides only general information. Participants should refer to the Plan document for more complete information.

  (1)
  General. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa; Decatur, Alabama; and Hamel, Minnesota facilities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Fidelity Management Trust Company ("Fidelity" or the "Trustee") holds the assets of the Plan in trust. The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

  (2)
  Contributions. Participants may elect to reduce the current level of their compensation from 1% to 15% by contributing on a pre-tax basis as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with at least one year of service and vary by location as defined in the plan document.

  (3)
  Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based on individual participant account balances as of the end of the period in which the income is earned.

  (4)
  Vesting and Forfeitures. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are forfeited by the participant and utilized to reduce future employer contributions. Amounts forfeited during 2003 and 2002 were $556 and $4,377, respectively. There were no unused forfeiture amounts available at December 31, 2003 and 2002.

  (5)
  Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with account balances of less than $5,000 will automatically receive a lump sum distribution.

  (6)
  Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)
Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(2)
Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

  (3)
  Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

  (4)
  Administrative Expenses. The Company pays the administrative expenses of the Plan, except for loan set up and carrying fees, and redemption fees imposed on certain Fidelity funds.

  (5)
  Payment of Benefits. Benefit payments are recorded when paid.

  (6)
  Risks and Uncertainties. The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rare, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

C.
INVESTMENTS

  The following are investments that represent 5 percent or more of the Plan's investments.

	December 31, 2003		December 31, 2002
	Shares	Amount	Shares	Amount
Fidelity Magellan Fund	44,617	$4,360,903	41,848	$3,304,324
Fidelity Contrafund	49,271	2,431,518	51,040	1,970,163
Fidelity Growth and Income Fund	112,286	4,000,751	113,147	3,429,491
Fidelity Independence Fund	119,904	1,925,658	127,978	1,672,672
Fidelity Balanced Fund	126,059	2,111,493	114,587	1,522,867
Fidelity Government Money Market Fund	4,330,710	4,330,710	4,187,821	4,187,821
Common / Commingled Trust	3,405,321	3,405,321	2,563,922	2,563,922

  During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

	2003	2002
Mutual funds	$3,390,772	$(2,824,347)
Quanex unitized common stock	220,161	118,706

	$3,610,933	$(2,705,641)

D.
RELATED PARTY TRANSACTIONS

  Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $7,601 and $3,529 for the years ended December 31, 2003 and 2002, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2003 and 2002, the value of Quanex Corporation unitized common stock held by the Plan was $707,788 and $738,745, respectively.

E.
PLAN TERMINATION

  Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.
FEDERAL INCOME TAX STATUS

  The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated September 4, 2003. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.
TRANSFER OF ASSETS

  Account balances and participant loans of $87,362 and $(38,440) were transferred between the Plan and the Quanex Corporation 401(k) Savings Plan in plan years 2003 and 2002, respectively.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Quanex Corporation 401 (k) Savings Plan for Hourly Employees
Date: June 28, 2004	/s/ Ricardo Arredondo Ricardo Arredondo, Benefits Committee

INDEX TO EXHIBITS

23.1
Consent of Independent Registered Public Accounting Firm

99.1
Certification by chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
QUANEX CORPORATION QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
QUANEX CORPORATION QUANEX CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2003
NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003 AND 2002
SIGNATURES
INDEX TO EXHIBITS